SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities and Exchange Act of 1934
(Amendment No. 37)

Cornerstone Strategic Value Fund
(CLM)

Common Stock
(Title of Class of Securities)

21924B104
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sullys Trail
Pittsford, New York 14534
(716) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

October 9, 2002
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

(Page 1 of 7 pages)
Exhibit 1 attached.


















ITEM 1	Security and Issuer
		Common Stock
		Cornerstone Strategic Value Fund
		Cornerstone Advisors, Inc.
		575 Lexington Avenue
		New York, NY  10022

ITEM 2	Identity and Background
a) Karpus Management, Inc. d/b/a Karpus Investment
Management (?KIM?)
George W. Karpus, President, Director and Controlling
Stockholder
		JoAnn VanDegriff, Vice President and Director
		Sophie Karpus, Director
		b) 183 Sullys Trail
		Pittsford, New York 14534
c) Principal business and occupation - Investment Management for individuals, pension and profit sharing plans, corporations,
		endowments, trust and others, specializing in conservative asset management (i.e. fixed income investments).
d) None of George W. Karpus, JoAnn VanDegriff, or Sophie
Karpus (?the Principals?) or KIM has been convicted in the past five years of any criminal proceeding (excluding traffic
violations).
e) During the last five years none of the principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
KIM, an independent investment advisor, has accumulated shares of CLM on behalf of accounts that are managed by KIM (?the
Accounts?) under limited powers of attorney.  All funds that have been utilized in making such purchases are from such
Accounts.
ITEM 4	Purpose of Transaction
a) KIM has purchased Shares for investment purposes.  Being
a Closed-End Fund Specialist  the profile of CLM fit the
investment guidelines for various Accounts.  Shares have been acquired since October 23, 1989.
b)  Although originally purchased for investment purposes only, due to the Fund?s poor performance and the wide discount to net asset value, we intend to influence management with the intent of narrowing or eliminating the discount to net asset value.  The attached proposal
(Exhibit 1) was sent to the Board on December 17, 2001. KIM reserves the right to further accumulate or sell shares.  On May 3, 2002 the Board of Directors of CLM announced that they would be postponing their annual stockholders meeting scheduled to take place on May 14.  KIM still plans to present our proposal to shareholders when the meeting is rescheduled. On June 25, KIM sent a letter to the fund requesting a list of shareholders.
ITEM 5 	Interest in Securities of the Issuer
a) As of the date of this report KIM owns 547,680 shares, which represents 14.39% of the outstanding Shares. Karpus Investment
Management Profit Sharing Plan owns 4,250 shares. 200 purchased on June 24, 1993 at $9.125, 400 purchased on August 26, 1993 at
$9.875, 300 purchased on January 29, 1998 at $10.25, 500 purchased on April 29, 1999 at $13.125, December 11, 2000 at $10.65 per share
(1000 shares), December 20 at $10.75 per share (500 shares), and September 28, 2001 at $6.40 per share (1500 shares). On March 27,
2000 150 shares were sold at $14.20 per share. Dana R. Consler currently owns 800 shares purchased on May 7, 2001 at $8.18 per share. None of the other principals of KIM currently owns any shares.
b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.
c) The first open market purchase occurred on October 23, 1989
Open market purchases for the last 60 days for the Accounts.
There have been no dispositions and no acquisitions, other than by such open market purchases.
DATE
SHARES
PRICE PER

DATE
SHARES
PRICE PER


SHARE



SHARE
8/6/2002
-100
5.7

9/3/2002
-100
6.05
8/12/2002
500
5.83

9/17/2002
300
6.05
8/16/2002
1000
5.83

9/19/2002
-100
6
8/22/2002
-450
6.17

9/20/2002
-100
5.9




9/20/2002
-400
5.78




9/23/2002
-2300
5.8




9/23/2002
750
5.51




9/23/2002
400
5.71




9/23/2002
500
5.74




9/26/2002
-250
5.6




9/26/2002
-400
5.71




9/26/2002
-500
5.58
* Shares from 08/12 were transferred into our firm.
       The Accounts have the right to receive all dividends from, any proceeds from the sale of the Shares. KIM reserves the right to further accumulate or sell shares. None of the Accounts has an interest in shares constituting  more than 5% of the Shares
outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships
	with Respect to Securities of the Issuer.
Except as described above, there are no contracts,
arrangements, understandings or relationships of any kind
among the Principals and KIM and between any of them and any other person with respect to any of CLM Securities.
ITEM 7	Materials to be Filed as Exhibits
		Exhibit 1 attached.











































Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
						Karpus Management, Inc.


October 9, 2002 			     By:________________________
          Date						   Signature
					          George W. Karpus, President
          Name/Title





Exhibit 1
Proposal sent to Board December 17, 2001

December 17, 2001

Mr. Ralph W. Bradshaw, President
Cornerstone Strategic Value Fund
Cornerstone Advisers Inc.
575 Lexington Avenue
New York, NY  10022

Dear Mr. Bradshaw:

Karpus Management, Inc. d/b/a Karpus Investment Management (KIM), is the beneficial owner as of November 30, 2001, of 477935 shares of the common stock of Cornerstone Strategic Value Fund, Inc. (CLM) (the Fund) for at least one year or more as attested by Schedule 13D filings with the Securities and Exchange Commission. We have been the beneficial owner of the shares valued at more than $2,000 for more than one year and expect to continue ownership through the date of the Fund's next shareholder meeting. KIM?s first purchase of shares began on October 23, 1989. All such purchases have been made in the open market.

Pursuant to Rule 14-28(b) (2) (ii) of the Securities Exchange Act of 1934, we
(KIM) are hereby submitting the following proposal and supporting statement for inclusion in any an all proxy materials at the next meeting of shareholders. Attached is our Schedule 13D as electronically filed with the Securities and Exchange Commission.

PROPOSAL

Karpus Investment Management proposes: Cornerstone Strategic Value Fund, Inc. (CLM) be converted to an open-end fund within 90 days after acceptance by the shareholders.

SUPPORTING STATEMENT

It is the belief of KIM that current Fund Management of CLM is not making significant strides in closing the discount at which the Fund trades. For the time period from January 5, 2001 through December 7, 2001 the Fund has traded at an average discount of 15.79%.

Management claims that the share buy back program can help close this discount over time. It is the opinion of KIM this can not happen simply by the Fund repurchasing shares. KIM believes that drastic steps must occur for the shareholders to recognize the full economic value of their investment.

KIM believes the only way for shareholders to reap the full value of their investment is to open-end the Fund. If this would occur, shareholders would immediately increase the value of their investment by 14.46%
(based on the net asset value of December 7, 2001)!

It is the opinion of KIM that the current Fund Management may not have sufficient experience to be the best choice for managing the Fund. KIM believes that the Fund?s Manager lacks adequate experience in managing individual securities (only funds in a closed-end format). The current manager does not have a track record, known to KIM, to instill our confidence in their abilities.

Poor performance in both price and net asset value does not have to be Tolerated by the shareholders. Management will claim that they are doing a good job and they have not been the manager long enough for shareholders to recognize their abilities. KIM believes that the shareholders must act now. Time is not on the side of the shareholders to wait!

From January 4, 2001 through December 6, 2001 the net asset value performance of CLM has equaled ?19.4518% (-20.9417% annual equivalent).
The price performance of the Fund has been equally dismal. For the same Holding period price performance equaled ?20.80% (-22.3781 annual equivalent). (All calculations by Bloomberg) KIM believes that the shareholders deserve better performance than what has been delivered in 2001.

CLM is plagued by low trading volume. Trading volume from January 4, 2001 through December 6, 2001 has averaged a mere 8,706 shares. It is KIM?s opinion that shareholders who wish to liquidate large positions could severely depress the price at which the Fund trades. This could cause economic harm to shareholders remaining in CLM.

KIM believes open ending is the only possible method for shareholders to recognize the economic reality of their investment. Open ending would allow shareholders, such as KIM, who do not have confidence in the direction of the Fund?s management, to get out of the Fund.

Should CLM be open ended at net asset value, shareholders would recognize an immediate economic benefit of approximately 14.46% (based on price of $7.93 and NAV of $9.27 as of 12/7/01).

KIM further believes that any Investment Advisor is not fulfilling their Fiduciary duty to their clients if they do not vote to open end CLM.

Sincerely,



Scott D. Nasca
Corp Vice President